

March 18, 2014

<u>Via E-mail</u>
Roger M. Slotkin
Chief Executive Officer
HydroPhi Technologies Group, Inc.
3404 Oakcliff Road, Suite C6
Doraville, GA 30340

> **Re:** **Hydrophi Technologies Group, Inc. (f/k/a Big Clix, Corp.)**
> **Current Report on Form 8-K**
> **Filed September 25, 2013**
> **File No. 000-55050**
> **Current Report on Form 8-K**
> **Filed July 19, 2013**
> **File No. 333-168403**

Dear Mr. Slotkin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Lisa M. Kohl for
>
> Mara L. Ransom
> Assistant Director